                  CITIGROUP COMMERCIAL MORTGAGE SECURITIES INC.
                          CITIGROUP GLOBAL MARKETS INC.
                              388 Greenwich Street
                            New York, New York 10013

                                  May 25, 2006

VIA FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Ms. Sara Kalin

     Re:   Citigroup Commercial Mortgage Securities Inc.
           Registration Statement on Form S-3
           File No. 333-132746
           ---------------------------------------------

Dear  Ms. Kalin:

     Pursuant to Rule 461 of the Securities Act of 1933, as amended, Citigroup
Commercial Mortgage Securities Inc. (the "Registrant") and Citigroup Global
Markets Inc. (the "Managing Underwriter") hereby submit a request for acceleration. The Registrant has filed a Registration Statement on Form S-3 (No.
333-132746) with the Securities and Exchange Commission (the "Commission"). We
hereby request that it be declared effective at 5:00 p.m. on May 26, 2006, or as soon thereafter as practicable.

     We acknowledge and represent to the Commission that (i) should the
Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) we may not assert the action of the
Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                   Sincerely yours,

                                   CITIGROUP COMMERCIAL MORTGAGE SECURITIES INC.
                                       Registrant

                                   By: /s/ Angela J. Vleck
                                       -----------------------------------------
                                       Name: Angela J. Vleck
                                       Title: Vice President

                                   CITIGROUP GLOBAL MARKETS INC.
                                       Managing Underwriter

                                   By: /s/ Angela J. Vleck
                                       -----------------------------------------
                                       Name: Angela J. Vleck
                                       Title: Managing Director